Lottery.com Inc.

20808 State Hwy 71 W, Unit B

Spicewood, Texas 78669

November 23, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lottery.com Inc.
Registration	Statement on Form S-1
Filed	November 18, 2021
File	No. 333-261183

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Lottery.com Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., prevailing Eastern Time, on November 24, 2021, or as soon as practicable thereafter.

Please contact Elliott Smith (email: elliott.smith@whitecase.com or telephone: (212) 819-7644) of White & Case LLP with any questions and please notify him when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Kathryn Lever
Name:	Kathryn Lever
Title:	Chief Legal Officer

cc: Elliott Smith, White & Case LLP